SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)
                           --------------------------


                           Orient-Express Hotels Ltd.
                                (Name of Issuer)

                           --------------------------


               Class A Common Shares, par value US$0.01 per Share
                         (Title of Class of Securities)
                           --------------------------

                                    G67743107
                                 (Cusip Number)
                           --------------------------

                            Christopher Walton, Esq.
                  Clifford Chance Limited Liability Partnership
                              10 Upper Bank Street
                             London E14 5JJ, England
                               011-44-20-7006-1000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                           --------------------------


                                December 22, 2003
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following page(s))

                                Page 1 of 9 Pages

------------------------------ --------------------- -------------------------
CUSIP No. G67743107                    13D              Page 2 of 9 Pages
------------------------------ --------------------- -------------------------
------------ -----------------------------------------------------------------
    1.
             NAME OF REPORTING PERSON.  I.R.S.  IDENTIFICATION  NOS. OF ABOVE
             PERSON.

             Citibank International plc

------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [X]
                                                                      (b) [ ]
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    3.
             SEC USE ONLY

------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    4.
             SOURCES OF FUNDS

             OO
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                          [ ]
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
------------------------- ------- --------------------------------------------
       NUMBER OF            7.
         UNITS                    SOLE VOTING POWER

                                  0
                          ------- --------------------------------------------
                          ------- --------------------------------------------
      BENEFICIALLY          8.
        OWNED BY                  SHARED VOTING POWER

                                  14,403,300*
                          ------- --------------------------------------------
                          ------- --------------------------------------------
          EACH              9.
       REPORTING                  SOLE DISPOSITIVE POWER

                                  0
                          ------- --------------------------------------------
                          ------- --------------------------------------------
      PERSON WITH          10.
                                  SHARED DISPOSITIVE POWER

                                  14,403,300*
------------------------- ------- --------------------------------------------
------------ -----------------------------------------------------------------
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             14,403,300*
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    12.
             CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN
             SHARES
                                                                          [X]
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             42.1%**
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON
             CO

------------ -----------------------------------------------------------------

* Represents (i) 11,943,901 Class A Shares and (ii) 2,459,399 Class B Shares, all or a portion of which may be converted into Class A Shares.

** Based on 31,790,601 Class A Shares outstanding as of the completion of an offering of 3,450,000 Class A Shares by Orient-Express Hotels Ltd. in connection with a prospectus dated November 20, 2003 and including the 2,459,399 Class B Shares referred to above upon conversion thereof, based on a review of the 10-Q for Orient-Express Hotels Ltd. filed with the Commission on November 12, 2003 (File No. 001-16017) and the latest amendment to the Registration Statement on Form S-3 relating to the offering referred to above filed with the Commission on November 14, 2003 (File No. 333-110296).

------------------------------ --------------------- -------------------------
CUSIP No. G67743107                    13D              Page 3 of 9 Pages
------------------------------ --------------------- -------------------------
------------ -----------------------------------------------------------------
    1.
             NAME OF REPORTING PERSON.  I.R.S.  IDENTIFICATION  NOS. OF ABOVE
             PERSON.

             Citicorp Trustee Company Limited

------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [X]
                                                                      (b) [ ]
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    3.
             SEC USE ONLY

------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    4.
             SOURCES OF FUNDS

             OO
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                          [ ]
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
------------------------- ------- --------------------------------------------
       NUMBER OF            7.
         UNITS                    SOLE VOTING POWER

                                  0
                          ------- --------------------------------------------
                          ------- --------------------------------------------
      BENEFICIALLY          8.
        OWNED BY                  SHARED VOTING POWER

                                  14,403,775*
                          ------- --------------------------------------------
                          ------- --------------------------------------------
          EACH              9.
       REPORTING                  SOLE DISPOSITIVE POWER

                                  0
                          ------- --------------------------------------------
                          ------- --------------------------------------------
      PERSON WITH          10.
                                  SHARED DISPOSITIVE POWER

                                  14,403,775*
------------------------- ------- --------------------------------------------
------------ -----------------------------------------------------------------
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             14,403,775*
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    12.
             CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN
             SHARES
                                                                          [X]
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             42.1%**
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON
             CO

------------ -----------------------------------------------------------------

* Represents (i) 11,943,901 Class A Shares, (ii) 2,459,399 Class B Shares, all or a portion of which may be converted into Class A Shares.

** Based on 31,790,601 Class A Shares outstanding as of the completion of an offering of 3,450,000 Class A Shares by Orient-Express Hotels Ltd. in connection with a prospectus dated November 20, 2003 and including the 2,459,399 Class B Shares referred to above upon conversion thereof, based on a review of the 10-Q for Orient-Express Hotels Ltd. filed with the Commission on November 12, 2003 (File No. 001-16017) and the latest amendment to the Registration Statement on Form S-3 relating to the offering referred to above filed with the Commission on November 14, 2003 (File No. 333-110296).

------------------------------ --------------------- -------------------------
CUSIP No. G67743107                    13D              Page 4 of 9 Pages
------------------------------ --------------------- -------------------------
------------ -----------------------------------------------------------------
    1.
             NAME OF REPORTING PERSON.  I.R.S.  IDENTIFICATION  NOS. OF ABOVE
             PERSON.

             Citibank Investments Limited

------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [X]
                                                                      (b) [ ]
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    3.
             SEC USE ONLY

------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    4.
             SOURCES OF FUNDS

             OO
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                          [ ]
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
------------------------- ------- --------------------------------------------
       NUMBER OF            7.
         UNITS                    SOLE VOTING POWER

                                  0
                          ------- --------------------------------------------
                          ------- --------------------------------------------
      BENEFICIALLY          8.
        OWNED BY                  SHARED VOTING POWER

                                  14,403,300*
                          ------- --------------------------------------------
                          ------- --------------------------------------------
          EACH              9.
       REPORTING                  SOLE DISPOSITIVE POWER

                                  0
                          ------- --------------------------------------------
                          ------- --------------------------------------------
      PERSON WITH          10.
                                  SHARED DISPOSITIVE POWER

                                  14,403,300*
------------------------- ------- --------------------------------------------
------------ -----------------------------------------------------------------
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             14,403,300*
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    12.
             CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN
             SHARES
                                                                          [X]
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             42.1%**
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON
             CO

------------ -----------------------------------------------------------------

* Represents (i) 11,943,901 Class A Shares, (ii) 2,459,399 Class B Shares, all or a portion of which may be converted into Class A Shares.

** Based on 31,790,601 Class A Shares outstanding as of the completion of an offering of 3,450,000 Class A Shares by Orient-Express Hotels Ltd. in connection with a prospectus dated November 20, 2003 and including the 2,459,399 Class B Shares referred to above upon conversion thereof, based on a review of the 10-Q for Orient-Express Hotels Ltd. filed with the Commission on November 12, 2003 (File No. 001-16017) and the latest amendment to the Registration Statement on Form S-3 relating to the offering referred to above filed with the Commission on November 14, 2003 (File No. 333-110296).

------------------------------ --------------------- -------------------------
CUSIP No. G67743107                    13D              Page 5 of 9 Pages
------------------------------ --------------------- -------------------------
------------ -----------------------------------------------------------------
    1.
             NAME OF REPORTING PERSON.  I.R.S.  IDENTIFICATION  NOS. OF ABOVE
             PERSON.

             Citibank Overseas Investment Corporation

------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [X]
                                                                      (b) [ ]
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    3.
             SEC USE ONLY

------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    4.
             SOURCES OF FUNDS

             OO
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                          [ ]
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

             Federally chartered pursuant to Section 25(a) of the U.S.
             Federal Reserve Act
------------------------- ------- --------------------------------------------
       NUMBER OF            7.
         UNITS                    SOLE VOTING POWER

                                  0
                          ------- --------------------------------------------
                          ------- --------------------------------------------
      BENEFICIALLY          8.
        OWNED BY                  SHARED VOTING POWER

                                  14,403,300*
                          ------- --------------------------------------------
                          ------- --------------------------------------------
          EACH              9.
       REPORTING                  SOLE DISPOSITIVE POWER

                                  0
                          ------- --------------------------------------------
                          ------- --------------------------------------------
      PERSON WITH          10.
                                  SHARED DISPOSITIVE POWER

                                  14,403,300*
------------------------- ------- --------------------------------------------
------------ -----------------------------------------------------------------
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             14,403,300*
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    12.
             CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN
             SHARES
                                                                          [X]
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             42.1%**
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON
             HC

------------ -----------------------------------------------------------------

* Represents (i) 11,943,901 Class A Shares, (ii) 2,459,399 Class B Shares, all or a portion of which may be converted into Class A Shares.

** Based on 31,790,601 Class A Shares outstanding as of the completion of an offering of 3,450,000 Class A Shares by Orient-Express Hotels Ltd. in connection with a prospectus dated November 20, 2003 and including the 2,459,399 Class B Shares referred to above upon conversion thereof, based on a review of the 10-Q for Orient-Express Hotels Ltd. filed with the Commission on November 12, 2003 (File No. 001-16017) and the latest amendment to the Registration Statement on Form S-3 relating to the offering referred to above filed with the Commission on November 14, 2003 (File No. 333-110296).

------------------------------ --------------------- -------------------------
CUSIP No. G67743107                    13D              Page 6 of 9 Pages
------------------------------ --------------------- -------------------------
------------ -----------------------------------------------------------------
    1.
             NAME OF REPORTING PERSON.  I.R.S.  IDENTIFICATION  NOS. OF ABOVE
             PERSON.

             Citibank, N.A.

------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [X]
                                                                      (b) [ ]
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    3.
             SEC USE ONLY

------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    4.
             SOURCES OF FUNDS

             OO
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                          [ ]
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

             National Banking Association
------------------------- ------- --------------------------------------------
       NUMBER OF            7.
         UNITS                    SOLE VOTING POWER

                                  0
                          ------- --------------------------------------------
                          ------- --------------------------------------------
      BENEFICIALLY          8.
        OWNED BY                  SHARED VOTING POWER

                                  14,403,300*
                          ------- --------------------------------------------
                          ------- --------------------------------------------
          EACH              9.
       REPORTING                  SOLE DISPOSITIVE POWER

                                  0
                          ------- --------------------------------------------
                          ------- --------------------------------------------
      PERSON WITH          10.
                                  SHARED DISPOSITIVE POWER

                                  14,403,300*
------------------------- ------- --------------------------------------------
------------ -----------------------------------------------------------------
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             14,403,300*
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    12.
             CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN
             SHARES
                                                                          [X]
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             42.1%**
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON
             BK

------------ -----------------------------------------------------------------

* Represents (i) 11,943,901 Class A Shares, (ii) 2,459,399 Class B Shares, all or a portion of which may be converted into Class A Shares.

** Based on 31,790,601 Class A Shares outstanding as of the completion of an offering of 3,450,000 Class A Shares by Orient-Express Hotels Ltd. in connection with a prospectus dated November 20, 2003 and including the 2,459,399 Class B Shares referred to above upon conversion thereof, based on a review of the 10-Q for Orient-Express Hotels Ltd. filed with the Commission on November 12, 2003 (File No. 001-16017) and the latest amendment to the Registration Statement on Form S-3 relating to the offering referred to above filed with the Commission on November 14, 2003 (File No. 333-110296).

------------------------------ --------------------- -------------------------
CUSIP No. G67743107                    13D              Page 7 of 9 Pages
------------------------------ --------------------- -------------------------
------------ -----------------------------------------------------------------
    1.
             NAME OF REPORTING PERSON.  I.R.S.  IDENTIFICATION  NOS. OF ABOVE
             PERSON.

             Citicorp

------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [X]
                                                                      (b) [ ]
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    3.
             SEC USE ONLY

------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    4.
             SOURCES OF FUNDS

             OO
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                          [ ]
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
------------------------- ------- --------------------------------------------
       NUMBER OF            7.
         UNITS                    SOLE VOTING POWER

                                  0
                          ------- --------------------------------------------
                          ------- --------------------------------------------
      BENEFICIALLY          8.
        OWNED BY                  SHARED VOTING POWER

                                  14,403,300*
                          ------- --------------------------------------------
                          ------- --------------------------------------------
          EACH              9.
       REPORTING                  SOLE DISPOSITIVE POWER

                                  0
                          ------- --------------------------------------------
                          ------- --------------------------------------------
      PERSON WITH          10.
                                  SHARED DISPOSITIVE POWER

                                  14,403,300*
------------------------- ------- --------------------------------------------
------------ -----------------------------------------------------------------
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             14,403,300*
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    12.
             CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN
             SHARES
                                                                          [X]
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             42.1%**
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON
             HC

------------ -----------------------------------------------------------------

* Represents (i) 11,943,901 Class A Shares, (ii) 2,459,399 Class B Shares, all or a portion of which may be converted into Class A Shares.

** Based on 31,790,601 Class A Shares outstanding as of the completion of an offering of 3,450,000 Class A Shares by Orient-Express Hotels Ltd. in connection with a prospectus dated November 20, 2003 and including the 2,459,399 Class B Shares referred to above upon conversion thereof, based on a review of the 10-Q for Orient-Express Hotels Ltd. filed with the Commission on November 12, 2003 (File No. 001-16017) and the latest amendment to the Registration Statement on Form S-3 relating to the offering referred to above filed with the Commission on November 14, 2003 (File No. 333-110296).

------------------------------ --------------------- -------------------------
CUSIP No. G67743107                    13D              Page 8 of 9 Pages
------------------------------ --------------------- -------------------------
----------- -----------------------------------------------------------------
    1.
             NAME OF REPORTING PERSON.  I.R.S.  IDENTIFICATION  NOS. OF ABOVE
             PERSON.

             Citigroup Holdings Company

------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [X]
                                                                      (b) [ ]
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    3.
             SEC USE ONLY

------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    4.
             SOURCES OF FUNDS

             OO
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                          [ ]
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
------------------------- ------- --------------------------------------------
       NUMBER OF            7.
         UNITS                    SOLE VOTING POWER

                                  0
                          ------- --------------------------------------------
                          ------- --------------------------------------------
      BENEFICIALLY          8.
        OWNED BY                  SHARED VOTING POWER

                                  14,403,300*
                          ------- --------------------------------------------
                          ------- --------------------------------------------
          EACH              9.
       REPORTING                  SOLE DISPOSITIVE POWER

                                  0
                          ------- --------------------------------------------
                          ------- --------------------------------------------
      PERSON WITH          10.
                                  SHARED DISPOSITIVE POWER

                                  14,403,300*
------------------------- ------- --------------------------------------------
------------ -----------------------------------------------------------------
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             14,403,300*
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    12.
             CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN
             SHARES
                                                                          [X]
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             42.1%**
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON
             HC

------------ -----------------------------------------------------------------

* Represents (i) 11,943,901 Class A Shares, (ii) 2,459,399 Class B Shares, all or a portion of which may be converted into Class A Shares.

** Based on 31,790,601 Class A Shares outstanding as of the completion of an offering of 3,450,000 Class A Shares by Orient-Express Hotels Ltd. in connection with a prospectus dated November 20, 2003 and including the 2,459,399 Class B Shares referred to above upon conversion thereof, based on a review of the 10-Q for Orient-Express Hotels Ltd. filed with the Commission on November 12, 2003 (File No. 001-16017) and the latest amendment to the Registration Statement on Form S-3 relating to the offering referred to above filed with the Commission on November 14, 2003 (File No. 333-110296).

------------------------------ --------------------- -------------------------
CUSIP No. G67743107                    13D              Page 9 of 9 Pages
------------------------------ --------------------- -------------------------
------------ -----------------------------------------------------------------
    1.
             NAME OF REPORTING PERSON.  I.R.S.  IDENTIFICATION  NOS. OF ABOVE
             PERSON.

             Citigroup Inc.

------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [X]
                                                                      (b) [ ]
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    3.
             SEC USE ONLY

------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    4.
             SOURCES OF FUNDS

             OO
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                          [ ]
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
------------------------- ------- --------------------------------------------
       NUMBER OF            7.
         UNITS                    SOLE VOTING POWER

                                  0
                          ------- --------------------------------------------
                          ------- --------------------------------------------
      BENEFICIALLY          8.
        OWNED BY                  SHARED VOTING POWER

                                  14,406,500*
                          ------- --------------------------------------------
                          ------- --------------------------------------------
          EACH              9.
       REPORTING                  SOLE DISPOSITIVE POWER

                                  0
                          ------- --------------------------------------------
                          ------- --------------------------------------------
      PERSON WITH          10.
                                  SHARED DISPOSITIVE POWER

                                  14,406,500*
------------------------- ------- --------------------------------------------
------------ -----------------------------------------------------------------
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             14,406,500*
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    12.
             CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN
             SHARES
                                                                          [X]
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             42.1%**
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON
             HC

------------ -----------------------------------------------------------------

* Represents (i) 11,943,901 Class A Shares, (ii) 2,459,399 Class B Shares, all or a portion of which may be converted into Class A Shares and 3,200 Class A Shares that may be deemed to be beneficially owned by other subsidiaries of Citigroup for the benefit of third-party customers.

** Based on 31,790,601 Class A Shares outstanding as of the completion of an offering of 3,450,000 Class A Shares by Orient-Express Hotels Ltd. in connection with a prospectus dated November 20, 2003 and including the 2,459,399 Class B Shares referred to above upon conversion thereof, based on a review of the 10-Q for Orient-Express Hotels Ltd. filed with the Commission on November 12, 2003 (File No. 001-16017) and the latest amendment to the Registration Statement on Form S-3 relating to the offering referred to above filed with the Commission on November 14, 2003 (File No. 333-110296).

Item 1.  Security and Issuer.


         This statement on Schedule 13D (the "Amended Statement") amends the original Schedule 13D filed on June 20, 2003 (the "Original Statement") and relates to the class A common shares, par value US$0.01 per share (the "Class A Shares") of Orient-Express Hotels Ltd., a company organized and existing under the laws of Bermuda ("OEH"), the principal executive offices of which are located at 41 Cedar Avenue, P.O. Box HM 1179, Hamilton HM EX, Bermuda, and the class B common shares, par value US$0.01 per share (the "Class B Shares" and, together with the Class A Shares, the "OEH Shares"), of OEH. The Class B Shares are convertible into Class A Shares on a one-for-one basis at any time. Holders of the Class A Shares are entitled to one-tenth of a vote per share and holders of the Class B Shares are entitled to one vote per share. The Class A Shares are listed on the New York Stock Exchange. There is no public trading market for the Class B Shares.

Item 2.  Identity and Background.


         This Amended Statement is being jointly filed by Citibank International plc (the "Agent"), Citicorp Trustee Company Limited (the "Trustee"), Citibank Investments Limited ("CIL"), Citibank Overseas Investment Corporation ("COIC"), Citibank, N.A. ("Citibank"), Citicorp ("Citicorp"), Citigroup Holdings Company ("Citigroup Holdings") and Citigroup Inc. ("Citigroup" and, together with the Agent, the Trustee, CIL, COIC, Citibank, Citicorp, and Citigroup Holdings, the "Reporting Persons").

         The Agent is a public limited company organized under the laws of England and Wales. The address of its principal business office is Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England. The Agent, which is authorized by the U.K. Financial Services Authority under the U.K. Financial Services and Markets Act 2000, provides corporate and investment banking, private banking and asset management and consumer banking products and services through business divisions and a branch network in the United Kingdom and Continental Europe.

         The Trustee is a limited company organized under the laws of England and Wales. The address of its principal business office is Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England. The Trustee, which is authorised under the U.K. Financial Services and Markets Act 2000, primarily acts as depositary or trustee for authorised collective investment schemes in the United Kingdom. In addition, the Trustee undertakes the trusteeship of selected debt issues made by corporations in the United Kingdom or overseas.

         CIL is a limited company organized under the laws of England and Wales and is the sole stockholder of each of the Agent and the Trustee. The address of its principal business office is Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England. CIL is the holding company for subsidiary undertakings of Citibank in the United Kingdom primarily engaged in the provision of international banking and related financial services.

         COIC is federally chartered pursuant to Section 25(a) of the U.S. Federal Reserve Act and is the sole stockholder of CIL. The address of its principal business office is One Penn's Way, New Castle, Delaware 19720. COIC is an investment corporation that facilitates foreign capital transactions and equity investments.

         Citibank is a national banking association and is the sole stockholder of COIC. The address of its principal business office is 399 Park Avenue, New York, New York 10043. Citibank is a member of the Federal Reserve System and the Federal Deposit Insurance Corp.

         Citicorp is a Delaware corporation and is the sole stockholder of Citibank. Citicorp is a U.S. bank holding company. The address of its principal business office is 399 Park Avenue, New York, New York 10043.

         Citigroup Holdings is a Delaware corporation and is the sole stockholder of Citicorp. Citigroup Holdings is a U.S. bank holding company. The address of its principal business office is One Rodney Square, Wilmington, Delaware 19899.

         Citigroup is a Delaware corporation and is the sole stockholder of Citigroup Holdings. The address of the principal business office of Citigroup is 399 Park Avenue, New York, New York 10043. Citigroup is a diversified holding company whose businesses provide a broad range of financial services to consumer and corporate customers around the world.

         The following information with respect to each executive officer and director of the Agent, the Trustee and Citigroup is set forth in Schedules A, B and C to this Amended Statement: (i) name, (ii) business address, (iii) present principal occupation or employment and the name of any corporation or other organization in which such employment is conducted, together with the principal business and address of any such corporation or organization other than the Reporting Persons for which such information is set forth above.

         On April 28, 2003 Salomon Smith Barney, Inc. ("SSB"), now named Citigroup Global Markets Inc., a subsidiary of Citigroup, announced final agreements with the Securities and Exchange Commission (the "Commission"), the National Association of Securities Dealers, the New York Stock Exchange and the New York Attorney General (as lead state among the 50 states, the District of Columbia and Puerto Rico) to resolve on a civil basis all their outstanding investigations into its research and initial public offering allocation and distribution practices.

         SSB will pay $300 million for retrospective relief, plus $25 million for investor education, and has committed to spend $75 million to provide independent third-party research to its clients at no charge. SSB will also adopt new policies and procedures to further ensure the independence of its research and address other issues identified in the course of the investigation.

         SSB reached these final settlement agreements without admitting or denying any wrongdoing or liability. The settlements do not establish wrongdoing or liability for purposes of any other proceeding.

         Other than as described above, during the last five years, none of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, any of the individuals set forth in Schedules A, B or C to this Amended Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         The citizenship of each executive officer and director of the Agent, the Trustee and Citigroup is identified in Schedules A, B and C to this Amended Statement.

Item 3.  Source and Amount of Funds or Other Consideration.


         The information contained in Item 4 of this Amended Statement is incorporated herein by reference.


Item 4.  Purpose of the Transaction.

         The Reporting Persons filed the Original Statement in connection with a Term Facility Agreement ("Former Facility Agreement") dated June 10, 2003, among
(1) Sea Containers British Isles Limited ("SCBIL"), (2) SBCIL's affiliates named therein (the "Guarantors"), including Sea Containers Ltd. ("SCL"), (3) Citigroup Global Markets Inc., Fortis Bank S.A./N.V. and The Governor and Company of the Bank of Scotland (the "Arrangers"), (4) Citicorp North America, Inc. ("CNA"), Fortis Bank S.A./N.V. ("FB") and The Governor and Company of the Bank of Scotland ("BoS" and, together with CNA and FB, the "Original Lenders"), (5) the Agent and (6) the Trustee, providing a secured term loan facility of US$158,000,000 (the "Former Facility") to SBCIL, which required SCL, prior to any draw-down under the Former Facility, to enter into a Custodian Account Charge dated June 10, 2003, among SCL, the Trustee and Citibank, and an Escrow Agreement dated June 10, 2003, among SCL, the Trustee and Citibank, and to grant to the Agent an irrevocable limited power-of-attorney dated June 10, 2003.

         This amendment is being filed to replace documents relating to the Former Facility included as exhibits to the Original Statement with copies of documents relating to the New Facility (as defined below). In addition, this amendment is filed to update disclosure made in the Original Statement to reflect, among other things, the public offering of OEH shares and the voluntary refinancing of the Former Facility, each as described more fully below.

         On December 22, 2003, SCBIL, SCL, the Guarantors and Citibank International PLC entered into an agreement (the "Amendment Agreement") to amend the Former Facility Agreement in order to refinance the Former Facility. In connection with the refinancing of the Former Facility, the parties to the Former Facility Agreement entered into a Revolving Facility Agreement (the "New Facility Agreement") dated December 22, 2003, among SCBIL, the Guarantors, including SCL, the Arrangers, the Original Lenders, the Agent and the Trustee. The New Facility Agreement provides a secured revolving loan facility of up to US$100,000,000 (the "New Facility") to SBCIL and required SCL, prior to any draw-down under the New Facility, to enter into the following agreements, each dated as of December 22, 2003: (i) a Custodian Account Charge (the "New Charge") among SCL, the Trustee and Citibank, (ii) an Escrow Agreement (the "New Escrow Agreement") among SCL, the Trustee and Citibank, (iii) an OEH Security Agreement (the "OEH Security Agreement") among SCL, the Trustee and Citibank, (iv) an Account Control Agreement (the "Account Control Agreement") among the Trustee, SCL and Citigroup Global Markets Inc., and (v) an irrevocable limited power-of-attorney to the Agent (the "New Power"). The New Facility Agreement, the New Charge, the OEH Security Agreement, the New Escrow Agreement and the New Power are filed as exhibits to this Amended Statement.

         The New Charge and the New Power were entered into by SCL to provide security for amounts lent to SBCIL by the Original Lenders and any additional Lenders that may subsequently become a party to the New Facility Agreement under the New Facility ("New Lenders" and, together with the Original Lenders, the "Lenders").

         Under the New Facility Agreement, the Agent has the right to sell the OEH Shares, at such times, in such manner and in such volumes as the Agent may direct in its absolute discretion, at any time following the earlier of the occurrence of (1) an event of default under the New Facility Agreement or (2) any date on which the listed value of the OEH Shares is less than an amount equal to double the amount drawn under the New Facility (the maximum amount that may be drawn under the New Facility is US$100,000,000) for seven consecutive days following notification by the Agent to SCL provided that SCL does not pledge additional OEH Shares, prepay loans or sell certain of the OEH Shares pursuant to the New Facility Agreement.

         SCL granted the New Power to the Agent to enable and permit the Agent to sell the OEH Shares in order to enforce the rights of the Agent granted pursuant to the terms of the New Facility Agreement.

         SCL entered into the New Charge to provide a charge over all of its right, title and interest in and to the OEH Shares for the benefit of the Trustee and the Agent, the Arrangers, the Lenders and any receivers in respect of the assets of SCL and the Guarantors securing amounts borrowed under the New Facility. The New Charge will remain in effect until all obligations of SCBIL and the Guarantors under the New Facility Agreement and the related finance documents have been unconditionally and irrevocably paid and discharged in full or until the Agent shall otherwise direct. Pursuant to the New Charge, upon receipt from the Agent of a notice that an event of default under the New Facility Agreement has occurred, the Custodian will be required to transfer the OEH Shares to the Trustee. If an event of default under the New Facility Agreement occurs and is continuing, pursuant to the New Charge the Trustee may solely and exclusively exercise (or refrain from exercising) all voting powers pertaining to the OEH Shares, and may sell, transfer, grant options over or otherwise dispose of the OEH Shares, in either case in such manner and on such terms which the Trustee in its absolute discretion thinks fit.

         Some of or all of the OEH Shares pledged under the New Facility will be in non-certificated form. As a result, SCL entered into the OEH Security Agreement and the Account Control Agreement to provide a security interest over all of its right, title and interest in and to the OEH Shares that are in non-certificated form for the benefit of the Trustee and the Agent, the Arrangers, the Lenders and any receivers in respect of the assets of SCL and the Guarantors securing amounts borrowed under the New Facility. The OEH Security Agreement will remain in effect until all obligations of SCBIL and the Guarantors under the New Facility Agreement and the related finance documents have been unconditionally and irrevocably paid and discharged in full or until the Agent shall otherwise direct. If an event of default under the New Facility Agreement occurs and is continuing, pursuant to the OEH Security Agreement, the Trustee may solely and exclusively exercise (or refrain from exercising) all voting powers pertaining to the OEH Shares, and may sell, transfer, grant options over or otherwise dispose of the OEH Shares, in either case in such manner and on such terms which the Trustee in its absolute discretion thinks fit.

         SCL entered into the New Escrow Agreement to establish a custody account in which to hold the certificated OEH Shares subject to the security interest in such OEH Shares granted to the Trustee pursuant to the New Charge.

         The Agent and the Trustee will review on a continuous basis their interests in the OEH Shares. The Agent and the Trustee may in the future take such actions in respect of their interests in the OEH Shares as they deem appropriate in light of the circumstances existing from time to time. Currently, these actions include holding the OEH Shares they may be deemed to beneficially own or disposing of the OEH Shares. Such dispositions could be effected in private transactions, through a public offering or, upon compliance with the rules under the Securities Act of 1933, as amended (the "Securities Act"), in the open market. Additionally, it is possible that the Trustee, the Agent and/or the other Reporting Persons could seek to acquire additional OEH Shares, although none of them has any current plans to do so. Any acquisition of OEH Shares could be effected in the open market, in privately negotiated transactions, or otherwise. OEH Shares may be transferred from time to time among the Reporting Persons and their affiliates. Any sales, purchases or transfers or other actions described in this Amended Statement may be made at any time without further prior notice. In reaching any conclusion as to the foregoing matters, the Agent and the Trustee will take into consideration various factors, such as the obligations of the Agent and the Trustee to the Lenders, SCL's business, prospects and financial condition, other developments concerning SCL, the market price for the OEH Shares, stock market conditions, general economic conditions, OEH's business and prospects and other developments concerning OEH.

         On February 18, 2003, OEH filed with the Commission a shelf registration statement on Form S-3 under the Securities Act (the "Shelf Registration Statement"), registering for sale under the Securities Act, from time to time, the 14,403,300 Class A Shares (including 2,459,399 Class B Shares issuable upon conversion thereof) owned of record by SCL. The Shelf Registration Statement was declared effective by the Commission, and would allow the sale of the OEH Shares by SCL, the Agent or the Trustee through a public offering or in the public market. The New Facility Agreement contains provisions whereby SCL has agreed to use its reasonable best efforts, including through using its voting rights and board representation in OEH, to procure that OEH will maintain the effectiveness of the Shelf Registration Statement and cooperate with any offering of the OEH Shares that might be made thereunder or otherwise. The Agent (acting pursuant to the New Power), the Trustee (acting pursuant to the Charge) or SCL (with the consent of the Agent) may dispose of the OEH Shares through a public offering or in open market sales as contemplated by the Shelf Registration Statement or otherwise. The Reporting Persons or their affiliates may act as an underwriter or agent in connection with any such sales.

         On November 6, 2003, OEH filed with the Commission a registration statement on Form S-3 (File No. 333-110296) under the Securities Act (the "Registration Statement"), registering for sale under the Securities Act of 3,450,000 Class A Shares and 3,450,000 rights to purchase Series A Junior Participating Preferred Shares. Pursuant to a prospectus dated November 20, 2003, 3,000,000 Class A Shares were offered for sale in a public offering and a total of 3,450,000 Class A Shares were sold through a complete exercise of the underwriters' over-allotment option. Citigroup Global Markets Inc., a subsidiary of Citigroup, acted as an underwriter in connection with the offer.

         Except as set forth above, none of the Reporting Persons nor, to the best of the knowledge and belief of the Reporting Persons, any of the individuals set forth in Schedule A, B or C to this Amended Statement, has any plans or proposals, that relate to or would result in (a) the acquisition by any person of additional securities of OEH or the disposition of securities of OEH;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving OEH or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of OEH or any of its subsidiaries; (d) any change in the present board of directors or management of OEH, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of OEH; (f) any other material change in OEH's business or corporate structure; (g) changes in OEH's charter, by-laws or instruments corresponding thereto, or other actions which may impede the acquisition of control of OEH by any person; (h) any class of OEH's securities being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) any class of OEH's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

         As of the date of this Amended Statement, the Reporting Persons, with the exception of Citigroup, may be deemed to beneficially own, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, 14,403,300 OEH Shares. This amount consists of 11,943,901 Class A Shares and 2,459,399 Class B Shares, all or a portion of which may be converted into Class A Shares, of which SCL is the record owner but which the Reporting Persons may be deemed to beneficially own as a result of the New Facility Agreement, the New Charge and the New Power. As of the date of this Amended Statement, Citigroup may be deemed to beneficially own 3,200 Class A Shares that may be deemed to be beneficially owned by other subsidiaries of Citigroup for the benefit of third-party customers. The 14,403,300 OEH Shares held of record by SCL represent approximately 42.1% of the Class A Shares outstanding and the 3,200 Class A Shares that may be deemed to be beneficially owned by other subsidiaries of Citigroup for the benefit of third-party customers represent less than 0.01% of the Class A Shares outstanding. The foregoing calculations are based on (i) 31,790,601 Class A Shares outstanding as of the completion of an offering of 3,450,000 Class A Shares by OEH in connection with a prospectus dated November 20, 2003 and including the 2,459,399 Class B Shares referred to above upon conversion thereof, (ii) a review of the 10-Q for OEH filed with the Commission on November 12, 2003 (File No. 001-16017) and (iii) the latest amendment to the Registration Statement on Form S-3 relating to the offering referred to above filed with the Commission on November 14, 2003 (File No. 333-110296).

         By virtue of entering into the New Charge, as of the date of this Amended Statement, the Trustee may be deemed to have sole voting and dispositive power with respect to the 14,403,300 OEH Shares owned of record by SCL. The Trustee expressly disclaims beneficial ownership of the OEH Shares owned of record by SCL.

         By virtue of entering into the New Facility Agreement and having been granted the New Power by SCL, as of the date of this Amended Statement the Agent may be deemed to have sole dispositive power with respect to the 14,403,300 OEH Shares owned of record by SCL. The Agent expressly disclaims beneficial ownership of the OEH Shares owned of record by SCL.

         Citigroup may be deemed to have shared voting power with third party customers of subsidiaries of Citigroup with respect to the 3,200 Class A Shares that may be deemed to be beneficially owned by other subsidiaries of Citigroup for the benefit of third party customers. Citigroup expressly disclaims beneficial ownership of the Class A Shares that may be deemed to be beneficially owned by other subsidiaries of Citigroup for the benefit of third party customers.

         By virtue of their potential status as a "group" for purposes of Rule 13d-5, each of the Reporting Persons may be deemed to have shared voting and/or dispositive power over the shares that may be deemed to be beneficially owned by the other Reporting Persons. Each of the Reporting Persons expressly disclaims beneficial ownership of the OEH Shares that may be deemed to be beneficially owned by the other Reporting Persons.

         Neither the filing of this Amended Statement, nor any of its contents, shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any OEH Shares referred to in this Amended Statement for the purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

         To the best knowledge of the Reporting Persons, during the past 60 days preceding the date of this Amended Statement, none of the Reporting Persons nor any of the individuals set forth in Schedules A, B and C to this Amended Statement, has effected any transaction in the shares of OEH, except as described in Item 4 above (excluding transactions that may have been effected by certain subsidiaries of Citigroup for managed accounts with funds provided by third-party customers).


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         The descriptions of the Amendment Agreement, the New Facility Agreement, the New Charge, the OEH Security Agreement, the Account Control Agreement, the New Escrow Agreement and the New Power (collectively, the
"Financing Agreements") contained in Item 4 of this Amended Statement are incorporated herein by reference. Such descriptions are summaries of certain provisions of the Financing Agreements, each of which have been filed as exhibits to this Amended Statement and such summaries are qualified by, and subject to, the full text of such agreements which is incorporated by reference herein.

         To the best knowledge of the Reporting Persons, except as described in this Amended Statement or in the documents referred to and incorporated by reference herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or any of the individuals set forth in Schedules A, B or C to this Amended Statement, or between such persons and any person with respect to any securities of OEH.


Item 7.   Material to be Filed as Exhibits.


*1.      Joint Filing Agreement, dated as of June 20, 2003, among the Agent, the
         Trustee,  CIL,  COIC,  Citibank,   Citicorp,   Citigroup  Holdings  and
         Citigroup.

2. Revolving Facility Agreement, dated December 22, 2003, among SCBIL, the Guarantors (including SCL), the Arrangers, the Original Lenders, the Agent and the Trustee.

3. Amendment Agreement, dated December 22, 2003, among SCBIL, SCL, the Guarantors and Citibank International plc.

4. Custodian Account Charge, dated December 22, 2003, among SCL, the Trustee and Citibank.

5.       Escrow  Agreement,  dated December 22, 2003, among SCL, the Trustee and
         Citibank.

6.       Power-of-Attorney, dated December 22, 2003, of SCL.

7.       OEH Security Agreement, dated December 22, 2003.

8. Account Control Agreement, dated December 22, 2003 among the Trustee, SCL and Citigroup Global Markets Inc.

* Previously filed with the Commission as an exhibit to the Original Statement.

SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Dated:  January 7, 2004


CITIBANK INTERNATIONAL PLC

By:        /s/ ANDREW M. GAULTER
       -------------------------
       Name: Andrew M. Gaulter
       Title: Company Secretary

CITICORP TRUSTEE COMPANY LIMITED

By:        /s/ JILL ROBSON
       -------------------
       Name: Jill Robson
       Title:  Company Secretary

CITIBANK INVESTMENTS LIMITED

By:        /s/ ANDREW M. GAULTER
       -------------------------
       Name: Andrew M. Gaulter
       Title: Company Secretary

CITIBANK OVERSEAS INVESTMENT CORPORATION

By:        /s/ WILLIAM H. WOLF
       -----------------------
       Name: William H. Wolf
       Title: Executive Vice President

CITIBANK, N.A.

By:        /s/ SERENA D. MOE
       ---------------------
       Name: Serena D. Moe
       Title: Assistant Secretary

CITICORP

By:        /s/ SERENA D. MOE
       ---------------------
       Name: Serena D. Moe
       Title: Assistant Secretary

CITIGROUP HOLDINGS COMPANY

By:        /s/ SERENA D. MOE
       ---------------------
       Name: Serena D. Moe
       Title: Assistant Secretary

CITIGROUP, INC.

By:        /s/ SERENA D. MOE
       ---------------------
       Name: Serena D. Moe
       Title: Assistant Secretary

                                   SCHEDULE A

                       EXECUTIVE OFFICERS AND DIRECTORS OF

                           CITIBANK INTERNATIONAL PLC

Name, Position, Citizenship
(United Kingdom unless otherwise indicated)           Title and Business Address
--------------------------------------------------------------------------------
Winfried F. W. Bischoff                                                Chairman,
Director                                                        Citigroup Europe
United Kingdom and Germany                                      Citigroup Centre
                                                                   Canada Square
                                                                    Canary Wharf
                                                         London E14 5LG, England
Andrew Martin Gaulter                                         Company Secretary,
Secretary                                                       Citigroup Centre
                                                                   Canada Square
                                                                    Canary Wharf
                                                         London E14 5LG, England
Michael Stuart Klein                                    Chief Executive Officer,
Director                               Global Corporate and Investment Bank EMEA
United States                                                   Citigroup Centre
                                                                   Canada Square
                                                                    Canary Wharf
                                                         London E14 5LG, England
William Joseph Mills                                    Chief Operating Officer,
Director                               Global Corporate and Investment Bank EMEA
United States                                                   Citigroup Centre
                                                                   Canada Square
                                                                    Canary Wharf
                                                         London E14 5LG, England
John Martin Nestor                                                Business Head,
Director                                         Citigroup Asset Management EMEA
                                                                Citigroup Centre
                                                                   Canada Square
                                                                    Canary Wharf
                                                         London E14 5LG, England
John Joseph Roche                                        Non-Executive Director,
Director                                                        Citigroup Centre
United States                                                      Canada Square
                                                                    Canary Wharf
                                                         London E14 5LG, England
Jean-Paul Francois Caroline Votron                      Chief Executive Officer,
Director                                                      Consumer Bank EMEA
Belgium                                     263g, Boulevard Generaal Jacqueslaan
                                                        B-1050 Brussels, Belgium
Terence Ivan Williams                                         Managing Director,
Director                                                CitiFinancial Europe plc
                                                                87 Castle Street
                                                        Reading RG1 7DX, England
John Walter Anderson                                     Non-Executive Director,
Director                                                        Citigroup Centre
                                                                   Canada Square
                                                                    Canary Wharf
                                                         London E14 5LG, England
Francesco Paolo Vanni d'Archirafi                  Chairman and Chief Executive,
CEO, GTS EMEA                                         Citibank International plc
Italy                                                           Citigroup Centre
                                                                   Canada Square
                                                                    Canary Wharf
                                                         London E14 5LG, England

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


                                   SCHEDULE B



                       EXECUTIVE OFFICERS AND DIRECTORS OF

                        CITICORP TRUSTEE COMPANY LIMITED

Name, Position, Citizenship
(United Kingdom unless otherwise indicated)           Title and Business Address
--------------------------------------------------------------------------------
Robert Harry Binney                                                    Director,
Director                                                        Citigroup Centre
                                                                   Canada Square
                                                                    Canary Wharf
                                                         London E14 5LG, England
Citicorporate Limited                                                 Secretary,
Secretary                                                       Citigroup Centre
England and Wales                                                  Canada Square
                                                                    Canary Wharf
                                                         London E14 5LG, England
Stephen David James                                         Compliance Director,
Director                                                        Citigroup Centre
                                                                   Canada Square
                                                                    Canary Wharf
                                                         London E14 5LG, England
Derrick Bernard Boniface                                       Finance Director,
Director                                                        Citigroup Centre
                                                                   Canada Square
                                                                    Canary Wharf
                                                         London E14 5LG, England
Anne Ellen Frascarelli                                            Risk Director,
Director                                                        Citigroup Centre
United States                                                      Canada Square
                                                                    Canary Wharf
                                                         London E14 5LG, England
Robert James Gibson                                         Operations Director,
Director                                                        Citigroup Centre
                                                                   Canada Square
                                                                    Canary Wharf
                                                         London E14 5LG, England
Jillian Rosemary Hamblin                              Director (Corporate Debt),
Director                                                        Citigroup Centre
                                                                   Canada Square
                                                                    Canary Wharf
                                                         London E14 5LG, England
Viola Joyce Deloris Japaul                            Director (Corporate Debt),
Director                                                        Citigroup Centre
                                                                   Canada Square
                                                                    Canary Wharf
                                                         London E14 5LG, England
Marne Lidster                                         Director (Corporate Debt),
Director                                                        Citigroup Centre
Canada                                                             Canada Square
                                                                    Canary Wharf
                                                         London E14 5LG, England
John David Morris                                        Non-Executive Director,
Director                                                        Citigroup Centre
                                                                   Canada Square
                                                                    Canary Wharf
                                                         London E14 5LG, England
Sean David Quinn                                                Chief Executive,
Director                                                        Citigroup Centre
                                                                   Canada Square
                                                                    Canary Wharf
                                                         London E14 5LG, England
Huw St. John Rees                                           Compliance Director,
Director                                                        Citigroup Centre
                                                                   Canada Square
                                                                    Canary Wharf
                                                         London E14 5LG, England

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


                                   SCHEDULE C



                       EXECUTIVE OFFICERS AND DIRECTORS OF

                                 CITIGROUP INC.

Name, Position, Citizenship
(United States unless otherwise indicated)            Title and Business Address
--------------------------------------------------------------------------------
C Michael Armstrong                                                     Chairman
Director                                                     Comcast Corporation
                                                     1114 Avenue of the Americas
                                                                        New York
                                                                        NY 10036
Alain J.P. Belda, Director                    Chairman & Chief Executive Officer
 Brazil                                                               Alcoa Inc.
                                                                 390 Park Avenue
                                                                        New York
                                                                        NY 10022
George David                                  Chairman & Chief Executive Officer
Director                                         United Technologies Corporation
                                                               1 Financial Plaza
                                                                        Hartford
                                                                        CT 06101
Kenneth T. Derr                                                Chairman, Retired
Director                                               ChevronTexaco Corporation
                                                           345 California Street
                                                                   San Francisco
                                                                        CA 94104
John M. Deutch                   Institute Professor, Massachusetts Institute of
Director                                                              Technology
                                             77 Massachusetts Avenue, Room 6-208
                                                                       Cambridge
                                                                        MA 02139
The Honorable Gerald R. Ford               Former President of the United States
Honorary Director                                           40365 Sand Dune Road
                                                                   Rancho Mirage
                                                                        CA 92270
Ann Dibble Jordan                                                     Consultant
Director                                                 2904 Benton Place, N.W.
                                                                      Washington
                                                                        DC 20008
Dudley C. Mecum                                                Managing Director
Director                                                 Capricorn Holdings, LLC
                                                              30 East Elm Street
                                                                       Greenwich
                                                                        CT 06830
Richard D. Parsons                            Chairman & Chief Executive Officer
Director                                                        Time Warner Inc.
                                                75 Rockefeller Plaza, 29th Floor
                                                                        New York
                                                                        NY 10019
Andrall E. Pearson                                             Founding Chairman
Director                                                       Yum! Brands, Inc.
                                                            41 Meadow Wood Drive
                                                                       Greenwich
                                                                        CT 06830
Roberto Hernandez Ramirez                                  Chairman of the Board
Director                                                Banco Nacional de Mexico
Mexico                                         Actuario Roberto Medellin No. 800
                                                 Col. Santa Fe 01210 Mexico City
                                                                          Mexico
Charles Prince                                           Chief Executive Officer
Director and Executive Officer                                    Citigroup Inc.
                                                                 399 Park Avenue
                                                                        New York
                                                                        NY 10043
Robert E. Rubin                             Member of the Office of the Chairman
Director and Executive Officer                                    Citigroup Inc.
                                                                 399 Park Avenue
                                                                        New York
                                                                        NY 10043
Franklin A. Thomas                                                    Consultant
Director                                                         TFF Study Group
                                                              595 Madison Avenue
                                                                      33rd Floor
                                                                        New York
                                                                        NY 10022
Sanford I. Weill                                                  Citigroup Inc.
Director and Executive Officer                                   399 Park Avenue
                                                                        New York
                                                                        NY 10043
Robert B. Willumstad                       President and Chief Operating Officer
Director and Executive Officer                                    Citigroup Inc.
                                                                 399 Park Avenue
                                                                        New York
                                                                        NY 10043
Arthur Zankel                                             Senior Managing Member
Director                                       High Rise Capital Management L.P.
                                                              535 Madison Avenue
                                                                      26th Floor
                                                                        New York
                                                                        NY 10022
Winfried F.W. Bischoff                                                  Chairman
Executive Officer                                               Citigroup Europe
United Kingdom and Germany                                      33 Canada Square
                                                                    Canary Wharf
                                                                          London
                                                                         E14 5LB
                                                                  United Kingdom
David C. Bushnell                                            Senior Risk Officer
Executive Officer                                                 Citigroup Inc.
                                                                 399 Park Avenue
                                                                        New York
                                                                        NY 10043
Michael A. Carpenter                        Chairman and Chief Executive Officer
Executive Officer                                   Citigroup Global Investments
                                                                 399 Park Avenue
                                                                        New York
                                                                        NY 10043
Robert Druskin                             Chief Executive Officer and President
Executive Officer                  Global Corporate and Investment Banking Group
                                                            388 Greenwich Street
                                                                        New York
                                                                        NY 10013
Stanley Fischer                                                    Vice Chairman
Executive Officer                                                 Citigroup Inc.
                                                                 399 Park Avenue
                                                                        New York
                                                                        NY 10043
William P. Hannon                          Controller & Chief Accounting Officer
Executive Officer                                                 Citigroup Inc.
                                                                 399 Park Avenue
                                                                        New York
                                                                        NY 10043
Michael S. Helfer         General Counsel and Corporate Secretary Citigroup Inc.
Executive Officer                                                399 Park Avenue
                                                                        New York
                                                                        NY 10043
Thomas W.  Jones                              Chairman & Chief Executive Officer
Executive Officer         Global Investment Management and Private Banking Group
                                                                 399 Park Avenue
                                                                        New York
                                                                        NY 10043
Sallie L. Krawcheck                         Chairman and Chief Executive Officer
Executive Officer                                                   Smith Barney
                                                            388 Greenwich Street
                                                                        New York
                                                                        NY 10013
Marjorie Magner                             Chairman and Chief Executive Officer
Executive Officer                                          Global Consumer Group
                                                                 399 Park Avenue
                                                                        New York
                                                                        NY 10043
Michael T. Masin                                                   Vice Chairman
Executive Officer                                                 Citigroup Inc.
                                                                 399 Park Avenue
                                                                        New York
                                                                        NY 10043
Deryck C. Maughan                                                  Vice Chairman
Executive Officer                                                 Citigroup Inc.
United Kingdom                                                   399 Park Avenue
                                                                        New York
                                                                        NY 10043
Victor J. Menezes                                           Senior Vice Chairman
Executive Officer                                                 Citigroup Inc.
                                                                 399 Park Avenue
                                                                        New York
                                                                        NY 10043
William R. Rhodes                                           Senior Vice Chairman
Executive Officer                                                 Citigroup Inc.
                                                                 399 Park Avenue
                                                                        New York
                                                                        NY 10043
Todd S. Thomson                                          Chief Financial Officer
Executive Officer                                                 Citigroup Inc.
                                                                 399 Park Avenue
                                                                        New York
                                                                        NY 10043
Robert B. Willumstad                       President and Chief Operating Officer
Executive Officer                                                 Citigroup Inc.
                                                                 399 Park Avenue
                                                                        New York
                                                                        NY 10043

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